  Exhibit 99.1

Indivior Provides Preliminary Q3 2024 Results; Updates FY 2024 Guidance; Group Continues to Expect

SUBLOCADE Peak Net Revenue of >$1.5 Billion

Conference Call Today at 8:00 AM US Eastern

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018).

Richmond, VA, October 10, 2024 - Indivior PLC (Nasdaq/LSE: INDV) today announced preliminary Q3 2024 financial results and provided updated FY 2024 guidance.
●  Group now sees lower than expected Q3 2024 and FY 2024 SUBLOCADE net revenue (NR) from a combination of faster initial adoption among treatment providers of the competing long-acting injectable (LAI), variability in the timing of funding among certain Criminal Justice System (CJS) accounts and incremental lower trade stocking.
o  Preliminary Q3 2024 SUBLOCADE NR: $187m to $192m
o  Revised FY 2024 SUBLOCADE NR: $725m to $745m (+17% at the midpoint vs. FY 2023)
●  Expected peak SUBLOCADE NR of >$1.5 billion is unchanged, however the Group no longer expects a SUBLOCADE NR run rate of $1 billion exiting 2025.
●  The Group is actively seeking efficiencies to fuel SUBLOCADE growth and support margins.

Comment by Mark Crossley, CEO of Indivior PLC

"We are seeing faster than expected initial adoption of the competitive product to SUBLOCADE. This dynamic, together with greater variability in the timing of funding among Criminal Justice System customers, as well as incremental trade stocking pressure, has resulted in net revenue below our expectations set out in July. We are reducing our FY 2024 guidance to reflect these impacts. In addition, looking to the year ahead, as the US market adjusts to two LAI products, pressure on SUBLOCADE volume growth is expected from continued initial competitor adoption. Therefore, we no longer expect that SUBLOCADE will exit 2025 at a $1 billion net revenue run rate.

We remain firm in our conviction that SUBLOCADE has a differentiated and optimal profile for opioid use disorder (OUD) patients, including our belief that it will best meet the increasing challenges that synthetic opioids are presenting to OUD patients and treatment providers. Additionally, we expect SUBLOCADE's profile to be further enhanced with important label updates in February 2025 that, if approved by the FDA, are expected to improve both the patient and healthcare provider experience. We also are actively evaluating actions to fuel SUBLOCADE's growth and to support margins.

Further, we have been tracking multiple market cohorts since the competitor's launch a year ago and, while we have seen faster than expected initial adoption, recent market data is consistently showing that SUBLOCADE's share is stabilizing at levels demonstrating its leading position in the clinic. Coupled with the continued expected growth of the wider LAI market, we believe this evidence validates the significant market opportunity we see for SUBLOCADE and we believe it confirms our unchanged peak annual SUBLOCADE NR expectation of greater than $1.5 billion."

Preliminary Q3 Net Revenue Expectations:

The Group is providing the below preliminary expectations for key NR drivers for Q3 2024.

October 10, 2024
Net Revenue (NR)	$302m to $309m (+13% vs. Q3 2023 at the mid-point)
SUBLOCADE NR	$187m to $192m (+14% vs. Q3 2023 at the mid-point)
OPVEE	~$15m

●
Competition: Initial adoption among treatment providers for the competing LAI has been faster than expected. In particular, the Group has seen accelerated trial among Criminal Justice System (CJS) accounts. While this dynamic is adversely impacting SUBLOCADE NR in the near-term, the Group is seeing SUBLOCADE's market share stabilizing in multiple early competitive cohorts at levels in line with the Group's expectations of maintaining its leading position in the clinic.

●
CJS: New CJS activations continued to grow in the third quarter. However, CJS NR is expected to decline versus the previous quarter due to greater variability in funding timing across certain CJS accounts in the near-term as well as from continued competitive pressure. The Group continues to see significant growth in interest and intention to treat with SUBLOCADE among its CJS accounts and therefore expects strong contribution to SUBLOCADE growth from this channel.

●
Stocking: Stocking levels were lower than expected in the third quarter, as days of SUBLOCADE inventory on-hand were further reduced from the historically low levels seen in the first half of 2024. The Group believes its specialty pharmacy and specialty distributors have made permanent inventory adjustments to take advantage of shortened lead times associated with supply chain efficiencies to organized health system and CJS customers and have adjusted accordingly.

●
OPVEE: OPVEE NR in the third quarter is estimated to be approximately $15 million driven by an additional product order from Biomedical Advanced Research and Development Authority (BARDA) for approximately $8 million in late September.

Updated FY 2024 Guidance1:

	Updated October 10, 2024	July 25, 2024
Net Revenue (NR)	$1,125m to $1,165m (+5% at mid-point vs. FY 2023)	$1,150m to $1,215m (+8% at mid-point vs. FY 2023)
SUBLOCADE NR	$725m to $745m (+17% at mid-point vs. FY 2023)	$765m to $805m (+25% at mid-point vs. FY 2023)
OPVEE NR	Approx. $15m Predominantly from two optioned product deliveries as part of the 10-year BARDA2 contract	$9m to $14m Predominantly expected to come from fulfilling first delivery as part of 10-year BARDA2 contract (~$8m)
PERSERIS NR	$32m to $37m	$27m to $33m
SUBOXONE Film Market Share3	No change	Assumes historic rate of share decline of 1 to 2 percentage points and the potential impact from a fourth buprenorphine/naloxone sublingual film generic in the U.S. market
Adjusted Gross Margin	No change	Low to mid 80% range
Adjusted SG&A	($555m) to ($560m)	($550m) to ($560m) Reflecting discontinuation of the sales and marketing of PERSERIS
R&D	($115m) to ($120m)	($120m) to ($130m)
Adjusted Operating Profit	$260m to $280m (mid-point flat vs. FY 2023)	$285m to $320m (approx. 100 bps of margin expansion vs. FY 2023)
1 Guidance assumes no material change in exchange rates for key currencies compared with FY 2023 average rates, notably USD/GBP and USD/EUR
2 Biomedical Advanced Research and Development Authority
3 Reflecting underlying share erosion at a similar rate to the last two years (approximately 2 share points p.a.)

Conference Call Information:

Indivior will host a presentation via live webcast at 1:00 p.m. London time (8:00 a.m. U.S. Eastern) today. The webcast event can be accessed on the "Investors" section of the Group's website at www.indivior.com before the event begins.

Participants may access the event telephonically to ask a question by registering with the following link:
https://register.vevent.com/register/BI1645f2be3a89406283143f50502ce9b8
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)

The webcast link is: https://edge.media-server.com/mmc/p/n9euz3cz

Important Cautionary Note Regarding Forward-looking Statements

This press release contains certain statements that are forward-looking. Forward-looking statements include, among other things, express and implied statements regarding:  financial guidance for Q3 and full year 2024, including sales expectations for SUBLOCADE, PERSERIS, and OPVEE, and other financial metrics such as market share, adjusted gross margin, adjusted SG&A, research and development expenses, and adjusted operating profit; peak net revenue goals for SUBLOCADE; our present intention to take actions to fund and accelerate SUBLOCADE Net Revenue growth, including resource reallocation and investment prioritization for additional SUBLOCADE growth initiatives, and whether those will be successful; expectations for SUBLOCADE growth in the near, medium, and long-term, including that it will hit a peak net revenue goal of >1.5 billion; and other statements containing the words "believe," "anticipate," "plan," "expect," "expectation," "intend," "estimate," "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, such forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in these forward-looking statements due to a number of factors, including: lower than expected future sales of our products; increased impacts from competition; failure to achieve market acceptance of OPVEE; unanticipated costs; whether we are able to identify and fund additional investments that we expect to generate increased revenues, and the timing of such actions; and our belief that SUBLOCADE will meet the challenges that synthetic opioids present to patients and treatment providers. For information about some of the risks and important factors that could affect our future results and financial condition, see "Risk Factors" in Indivior's Annual Report on Form 20-F for the fiscal year 2023 and its other filings with the U.S. Securities and Exchange Commission.

We have based the forward-looking statements in this press release on our current expectations and beliefs concerning future events. Forward-looking statements contained in this press release apply only at the date of this press release, and except as required by law we undertake no obligation publicly to update or revise any forward-looking statement, whether due to new information, future developments or otherwise.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

This release is being made by Kathryn Hudson, Company Secretary Indivior PLC.

Investor Contacts:
Jason Thompson
Vice President, Investor Relations
Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Tel: 804-263-3978 or timothy.owens@indivior.com

Media Contacts:
Jonathan Sibun
Teneo
Office: +44 20 7427 1588
Mobile:                +44 7779 999683
E-mail: jonathan.sibun@teneo.com

Will Palfreyman
Teneo
Office: +44 20 7427 5413
Mobile: +44 7796  016191
E-mail: will.palfreryman@teneo.com

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